August 21, 2008

RE: Get cash now from your Reef Global Energy VII, L.P. investment.

Dear Investor,

Good news!  Now you can sell your Reef Global Energy VII, L.P. investment and regain control of your money.  Right now, MPF will pay you $3,000 per unit . Move the money into a more liquid investment, pay off bills, or treat yourself to a vacation. It’s your money. Use it any way you want. But this offer expires on October 6, 2008, so you must act soon.

Why take advantage of this opportunity today?

•
Guarantee your cash now. Our offer provides you with the opportunity to receive a guaranteed amount of money in a specified time period. The general partner has given no indication when the partnership will be liquidating.  The Partnership term extends through 2038!

•	Regain control over your investments. It’s your money, but you can’t access it. Now you can move your money into a more liquid investment or simply cash out and treat yourself to a new toy.

•
Sell without broker fees or commissions. Most secondary limited partnership unit sales incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.  We pay any Partnership transfer fees.

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Eliminate the long and uncertain waiting period. Private and non-traded securities like Reef Global Energy VII, L.P. can be very difficult to sell. It can take weeks or months to find an interested buyer.

•
Distributions to Unit holders in 2008 will be affected by the Partnership’s capital resources.  The Partnership intends to “expend more than its available capital” in connection with its drilling operations, and such excess expenditures “will be deducted from Partnership distributions during 2008”  (Form 10-K filed April 15, 2008).

•
Remove retirement account fees. Many IRAs charge additional fees for holding this type of asset. We can send your cash directly to your retirement account so you can consolidate your accounts or transfer the funds to an account that charges lower fees.

•	Cut the time and expense of IRS documents. If you sell your Units now, this could be the last year you will have to file those complicated and expensive K-1s with your tax returns.

If you act today, you can get your cash now and may drastically reduce your end-of-year, tax-related expenses and headaches. We will mail your check within three business days after Reef Global Energy VII, L.P. confirms the transfer.

MPF has been in the business of buying private investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the enclosed Offer to Purchase and Assignment Form. If you choose to sell your Units to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mpfi.com.

Sincerely,
[Missing Graphic Reference]
Pat Patterson
President, MacKenzie Patterson Fuller, LP

P.S. Remember, this offer expires October 6, 2008. So don’t delay. Fill out and mail in the Reef Global Energy VII, L.P. Assignment Form today so we can rush you a check.